Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated January 24, 2023, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot do so, Purchaser will not make the Offer to the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

Any and All Outstanding Shares of Common Stock

of

PAYA HOLDINGS INC.

at

$9.75 Per Share

Pursuant to the Offer to Purchase dated January 24, 2023

by

PINNACLE MERGER SUB, INC.

an indirect, wholly owned subsidiary of

NUVEI CORPORATION

Pinnacle Merger Sub, Inc., a Delaware corporation (“Purchaser”), is offering to purchase any and all issued and outstanding shares of common stock, par value $0.001 per share, of Paya Holdings Inc., a Delaware corporation (“Paya” or the “Company” and such shares, the “Shares”), at a price of $9.75 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 24, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Purchaser is an indirect, wholly owned subsidiary of Nuvei Corporation, a corporation incorporated pursuant to the laws of Canada (“Parent”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 8, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and upon the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”) without a vote of the stockholders of the Company to adopt the Merger Agreement and consummate the Merger in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), with the Company continuing as the surviving corporation (the “surviving corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent. As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “effective time”) (other than Shares that are (i) (A) held by the Company as treasury stock or otherwise or (B) owned by Purchaser, in each case, as of immediately prior to the effective time, (ii) owned by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or of the Company (in each case, other than any such shares held in a fiduciary, representative or other capacity on behalf of third parties) or (iii) held by a holder who is entitled to demand appraisal and who has properly and validly exercised appraisal rights with respect thereto in accordance with, and who has complied with, Section 262 of the DGCL) will be cancelled and automatically converted into the right to receive the Offer Price in cash (without interest and less any applicable withholding taxes), which we refer to as the “Merger Consideration.” Shares described in clause (i) above will be cancelled at the effective time and will not be exchangeable for the Merger Consideration. Shares described in clause (ii) above will be converted into such number of shares of common stock of the surviving corporation such that the ownership percentage of any such person in the surviving corporation will equal the ownership percentage that such person’s shares represent in the Company immediately prior to the effective time. Shares described in clause (iii) above will entitle their holders only to the rights granted to them under Section 262 of the DGCL. Following the Merger, the Company will cease to be a publicly traded company.

Tendering stockholders who have Shares registered in their names and who tender directly to Continental Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THAT TIME THAT IS ONE MINUTE FOLLOWING 11:59 P.M., NEW YORK CITY TIME, ON TUESDAY, FEBRUARY 21, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “OFFER EXPIRATION TIME”).

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (a) the Merger Agreement not having been validly terminated in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:

(i) the Minimum Condition (as defined below);

(ii) the Inside Date Condition (as defined below);

(iii) the HSR Condition (as defined below); and

(iv) no governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered (and continuing in effect) any federal, state, local, foreign or multinational law, judgment, rule or regulation or order, or injunction, whether civil or administrative (whether temporary, preliminary or permanent) that prohibits, restricts, enjoins or otherwise makes illegal the consummation of the Offer or the Merger.

The “Minimum Condition” requires that the number of Shares validly tendered (and not properly withdrawn) prior to the Offer Expiration Time (as defined above), together with any Shares owned by Parent, Purchaser or any of their affiliates, represents at least one more Share than 50% of the total number of Shares outstanding as of the consummation of the Offer at the Offer Expiration Time. The “Inside Date Condition” requires that, unless such condition is waived by Parent and Purchaser, the Acceptance Time (as defined in the Offer to Purchase) shall not occur prior to February 22, 2023. If at the otherwise scheduled Offer Expiration Time, all of the Offer conditions (other than the Minimum Condition, Termination Condition and any other Offer conditions that by their terms are to be satisfied at the expiration of the Offer) have not been satisfied or waived (to the extent waiver is permitted under applicable law), Purchaser will (and Parent will cause Purchaser to) extend the Offer on one or more occasions, in consecutive periods of up to ten business days each (as determined by Purchaser in its discretion, or for such longer duration as the Company, Purchaser and Parent may agree). The “HSR Condition” requires that any waiting period (including all extensions thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, will have expired or been terminated. The Offer is also subject to other conditions described in the Offer to Purchase.

The Board of Directors of the Company has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to, and in the best interest of the Company and the Company’s stockholders, (ii) determined that it is in the best interests of the Company and the Company’s stockholders, and declared it advisable, to enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger

Agreement upon the terms and subject to the conditions set forth therein, (iii) approved the execution and delivery of the Merger Agreement by the Company (including the “agreement of merger” as such term is used in Section 251 of the DGCL), the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and conditions set forth therein, in accordance with the requirements of the DGCL, (iv) approved the execution and delivery of the Tender and Support Agreement by the parties thereto (and the consummation of the transactions contemplated thereby), (v) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL, and (vi) resolved to recommend that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to the Purchaser in the Offer.

The Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to the Company’s stockholders with the Offer to Purchase. The Schedule 14D-9 will include a description of the Company Board of Directors’ reasons for approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser may extend the Offer beyond its initial Offer Expiration Time, but in no event will Purchaser be required or permitted to extend the Offer beyond September 8, 2023. Purchaser has agreed in the Merger Agreement that Purchaser will extend the Offer (i) for any minimum period required by any applicable law or any rule, regulation, interpretation or position of the SEC or its staff or of Nasdaq or its staff or as may be necessary to resolve any comments of the SEC or the staff of Nasdaq, as applicable to the Offer, the Schedule 14D-9 or the Offer documents; (ii) if at the then-scheduled Offer Expiration Time, any of the Offer conditions (other than the Minimum Condition, the Termination Condition and any such conditions that by their terms are to be satisfied at the expiration of the Offer) has not been satisfied or waived by Parent or Purchaser (to the extent waiver is permitted under the Merger Agreement), Purchaser will (and Parent will cause Purchaser to) extend the Offer on one or more occasions, in consecutive periods of up to ten business days each (as determined by Purchaser in its discretion, or for such longer duration as the Company, Purchaser and Parent may agree); and (iii) if, at the then-scheduled Offer Expiration Time, each condition to the Offer (other than the Minimum Condition and any such conditions that by their nature are to be satisfied at the expiration of the Offer) has been satisfied or waived by Parent or Purchaser (to the extent permitted pursuant to the Merger Agreement) and the Minimum Condition has not been satisfied, Purchaser will (and Parent will cause Purchaser to) extend the Offer on one or more occasions, in consecutive periods of ten business days each (as determined by Purchaser in its discretion, or for such longer duration as the Company, Purchaser and Parent may agree); except that Purchaser will not be required to extend the Offer for successive extension periods in excess of twenty business days in the aggregate (so long as Parent and Purchaser are not in material breach of their covenants and obligations set forth in the Merger Agreement) and without the Company’s prior written consent, the Purchaser will not extend the Offer for successive extension periods in excess of thirty business days in the aggregate.

The purpose of the Offer and the Merger is for Purchaser and Parent to acquire the entire equity interest in the Company. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer, in each case only in a manner not inconsistent with the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent. No appraisal rights are available to holders of Shares in connection with the Offer. However, if Purchaser accepts Shares in the Offer and the Merger is completed, stockholders may be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and comply with the applicable procedures described under Section 262 of the DGCL. Such stockholders will not be entitled to receive the Offer Price, but instead will be entitled only to those rights provided under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights as further detailed in the Offer to Purchase.

Pursuant to the Merger Agreement, Parent and Purchaser expressly reserve the right, at any time to waive, in whole or in part, any Offer condition (other than the Minimum Condition and the Termination Condition), to increase the Offer Price or modify the terms of the Offer, in each case only in a manner not inconsistent with the Merger Agreement, except that Parent and Purchaser are not permitted (without the prior written consent of the Company) to (i) reduce the number of Shares sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) amend, modify, supplement or waive the Minimum Condition or the Termination Condition, (iv) directly or indirectly amend, modify or supplement any Offer condition, (v) amend, modify or supplement any other term of the Offer in any manner that is or would reasonably be expected to be adverse to the holders of Shares, (vi) amend, modify or supplement any term of the Offer in any individual case that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Purchaser or the Company to consummate the Offer or the Merger, (vii) terminate the Offer (unless the Merger Agreement is terminated in accordance with the terms thereof), accelerate, extend or otherwise change the Offer Expiration Time (in each case, except as expressly required or permitted by the Merger Agreement), (viii) change the form of consideration payable in the Offer or (ix) provide for any “subsequent offering period” (or any extension of any thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). The Offer may not be terminated or withdrawn prior to its scheduled Offer Expiration Time (as extended and re-extended in accordance with the Merger Agreement), unless the Merger Agreement is terminated in accordance with the terms thereof.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, in accordance with the public announcement requirements of Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Notwithstanding any provision of the Merger Agreement to the contrary, Purchaser will pay for Shares tendered (and not properly withdrawn) pursuant to the Offer only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depository’s account at the Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time. Thereafter, tenders of Shares are irrevocable, except that, pursuant to Section 14(d)(5) of the Exchange Act, they may also be withdrawn after Saturday, March 25, 2023, which is the 60th day after the date of the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not validly withdrawn.

For a withdrawal of Shares to be effective, a written (or, with respect to Eligible Institutions (as defined in the Offer to Purchase), a facsimile transmission) notice of withdrawal must be timely received by the Depositary at the address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by Purchaser not to be in proper form or the acceptance for payment of or payment for which may, in Purchaser’s opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other documents related to the Offer) will be final and binding, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating to the holders of Shares information regarding the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

In general, the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. You are urged to consult your tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares in the Merger in light of your particular circumstances (including the application and effect of any federal, state, local or non-U.S. laws). For a more complete description of the U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company Board of Directors and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

(212) 929-5500

or

Call Toll-Free: (800) 322-2885

Email: tenderoffer@mackenziepartners.com

January 24, 2023